Laredo Mining Inc.
                                 1426 Cole Lane
                                Upland, CA 91784
                     Phone (909) 556-1597 Fax (303) 200-8518


May 18, 2009

Mr. John Lucas
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Laredo Mining Inc.
    Post-Effective Amendment No. 2 to Form S-1
    File Number:  333-153168

Dear Mr. Lucas:

Thank you for your response to our filing of the amended post-effective amendment to our registration statement.

Form 10-Q for the Fiscal Quarter Ended February 28, 2009

Exhibit 31

1. We have amended the report to include the required language in the certification.

Sincerely,


/s/ Nancy L. Farrell
-----------------------------
Nancy L. Farrell
President, CEO & Director